Press Release

SOURCE: C. Robert Coates

ROBERT COATES COMMENTS ON BORLAND'S PROPOSAL FOR THE ANNUAL ELECTION OF
DIRECTORS

DALLAS, TX, May 6, 2005 / PRNewswire / -- Robert Coates, an ex-director and long term shareholder of Borland Software (NASDAQ: BORL) commented today on the proposed declassification of the board of directors, encouraging all shareholders to vote 'Yes' on Borland's proposal for the annual election of directors.

Mr. Coates said, "With declassification of the current board of directors, each and every director would be held accountable for the company's performance by being elected annually. This proxy proposal requires a 'Yes' vote from the majority of all shares, not just voted shares, in order to pass. That's why Borland's stockholders, no matter how large or small their share holdings, can make a difference this year by voting. It is important for shareholders to understand that abstaining amounts to a vote against this proposal.

"The Borland proxy lists the proposal as 'Approval of Amendment to our Restated Certificate of Incorporation.' To ensure passage, stockholders need to vote yes for this proposal and submit their proxies, preferably through the internet or by telephone so that they are received on time.

"Borland's Q1 results and the discussion of those results by Mr. Dale Fuller clearly demonstrate the need for the declassification of the board proposed in the current proxy. Fuller, the company's CEO, has again failed to take responsibility for the company's disappointing results. Instead he blamed the managers in two sales regions and said that the company was replacing those managers (for the fourth time in as many years).

"As Borland's CEO, Dale Fuller has consistently ducked responsibility for his own repeated failures to execute and refuses to take responsibility for the performance of his own management team. Instead, he has repeatedly blamed the very people he hired and initially expressed confidence in for Borland's setbacks while simultaneously being rewarded with lavish stock option grants and compensation above the industry average.

Mr. Coates went on to say, "I think that accountability for substandard results starts with management at the top, not at the lower levels of the corporate structure. Now is the time to hold Borland's CEO and the board of directors responsible for the dismal performance that has resulted in a huge loss in shareholder value during the past few months.

"The proposal for the declassification of the BOD that I submitted last year won overwhelming support from the shareholders. I believe this indicates that my fellow shareholders share my belief in the need to hold management at the top accountable for performance by electing all directors each year. Unfortunately, to date this proposal has been effectively ignored by the current board of directors".

"If the stockholders approve this proposal, a majority of the current directors can be replaced in next year's annual election. It is imperative that shareholders have this kind of direct input in order to improve corporate governance and performance. The CEO and BOD must be held accountable to the shareholders of the company. I urge you to vote your shares for the proposal".





Contact: Christy McDonald at cmcdonald@rcoates.com